June 13, 2012


U.S. Securities and Exchange Commission	                   BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:  Kevin Woody/ Robert Telewicz


Re: Oakridge Holdings, Inc.
    Form 10-K
    Filed October 3, 2011
    File No. 000-01937



Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated May 16, 2012. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking action with respect to the filings and (iii) Oakridge may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


Form 10-K for the year ended June 30, 2011:


Financial Statements

10.  Income taxes

1. We have considered your response to our prior comment. We remain unclear how claiming a research and development credit resulted in a temporary difference. Please explain to us in further detail why the research and development credit is does not create a permanent difference between your income tax and GAAP financial statements. In your response tell us how and when the deferred tax asset will reverse in future periods.

Response:

The Company believes claiming the research and development (R&D) credit resulted in a temporary difference for the following two reasons: First of all, R&D credits are recognized as a reduction of tax expense in the year the tax credits are earned for financial accounting purposes. Additionally, R&D credits are nonrefundable credits, which means the Company will not be entitled to the payment from government for these credits if the Company's taxable income has been reduced to zero before taking available credits that year. Secondly, if the R&D credits can't be utilized to reduce income tax expense in the year earned, absent a valuation allowance, they are recorded as a deferred tax asset in the year earned. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future year. So R&D credits meet the following two criteria mentioned in the definition of temporary difference set forth in ASC 740-10-20: a. Result from events that have been recognized in the financial statements. b. Will result in taxable or deductible amounts in future years based on provisions of the tax law.

Going forward, we will make sure to have sufficient explanation of deferred tax credit in future filings. We will also evaluate the recoverability of these tax credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extend we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance will be established.

If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 312-505-9267. My fax number is 651-454-5143




Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer